Square Chain Corporation

3609 Hammerkop Dr.

North Las Vegas, NV 89084

July 27, 2018

Staff Attorney Bernard Nolan

Division of Corporation Finance

Office of Information Technologies

and Services

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Square Chain Corporation
Offering Statement on Form 1-A
Filed May 4, 2018
File No. 024-10835

Dear Attorney Nolan:

Kindly be advised that Square Chain (the “Company”) respectfully requests that its request to have its Regulation A offering be qualified on Wednesday, August 1, 2018 at 12 Noon, be hereby withdrawn.

If you would like any further information or have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Jeffrey J. Parker

Jeffrey J. Parker

Chief Executive Officer

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